SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the month of December 2003

BVR TECHNOLOGIES LTD.

1Azrieli Center, Tel Aviv, 67021, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to thr registrant in connection whit Rule 12g3-2 (b):82 – ______

BVR TECHNOLOGIES LTD. ANNOUNCES SIGNING OF A SHARE
PURCHASE AGREEMENT TO ISSUE 90% OF THE
SHARE CAPITAL OF THE COMPANY

Tel Aviv, Israel, December 23, 2003 – BVR Technologies Ltd. (OTCBB: BVRTF.OB) announced today the signing of a share purchase agreement, pursuant to which the Company will issue ninety percent (90%) of its share capital to the founding shareholders of Technoprises Apros & Chay Ltd. (“Technoprises”), an Israeli private company in formation.

In consideration, Technoprises’ shareholders will transfer to the Company all of the shares of Technoprises. Technoprises major shareholder is Apros & Chay M.B. Ltd.

At the closing of the transaction, Technoprises will hold thirty seven and a half (37.5%) percent of the issued and outstanding share capital of TelemAtik-Cross Media Ltd. (“TCM”), a private Israeli company engaged in cross multi-media content management and delivery. TCM will hold the goodwill and assets of TVgate Technologies, purchased from Comverse Ltd. and the Watchow Portals, licensed from Unicorp Ltd.

The transaction is subject to various closing conditions, among others, approval of the Company’s shareholders and the Israel Tax Authority.

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR Technologies only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s affiliates’ products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR Technologies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.).
Contacts: Yaron Sheinman – CEO
Tel. +972-3-54-858585
Email: yaron@bvrtech.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR TECHNOLOGIES LTD. BY: /S/ Yaron Sheinman —————————————— Yaron Sheinman Chairman of the Board of Directors

Dated: December 24, 2003